Exhibit 99.1


                                [GRAPHIC OMITTED]

                ELSCINT SIGNS SHARE PURCHASE AGREEMENT TO ACQUIRE
                        MANGO ISRAEL CLOTHING & FOOTWEAR

  - Mango is the Israeli Distributor and Seller of the Internationally Renowned
                        Retail Brand Name MANGO-MNG(TM) -

Tel-Aviv, Israel - April 20, 2005 - Elscint Ltd. (NYSE: ELT) ("Elscint") announced today that it executed a definitive Share Purchase Agreement ("Agreement") for the acquisition of 100% of the equity and voting rights of Mango Israel Clothing & Footwear Ltd. ("Mango"), the Israeli distributor and seller of the internationally renowned retail brand name MANGO-MNG(TM). Mango operates eight retail facilities in various cities in Israel. The execution of the Agreement follows the signing of a letter of intent, previously reported on December 27, 2004.

Elscint has agreed to pay an aggregate amount of (euro) 2.85 million (approximately $3.7 million at the date of this release) in consideration for the acquisition of the said rights of Mango and an option to operate an additional retail facility. Upon consummation of the transaction, Mango will execute distribution agreements with MANGO-MNG(TM) brand name owners for a 10-year period, subject to fulfillment of certain conditions. Elscint will retain the right to introduce additional purchasers, provided that it retains control of Mango.

This transaction is subject to the consent of certain third parties. Assuming such approvals are obtained, Elscint anticipates that the closing of the foregoing transaction will occur during May 2005.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the Arena commercial and entertainment center in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.


For Further Information:


Company Contact                          Investor Contact
Marc Lavine, Adv.                        Kathy Price
Elscint Limited                          The Anne McBride Company
+ 972-3-608-6001                         + 212-983-1702 x212
mlavine@elscint.net                      kprice@annemcbride.com